Mail Stop 3-09							November 10, 2004



Mr. Kenneth U. Kuk
Chairman, President & Chief Executive Officer and Secretary
KMG America Corporation
6306 Maple Ridge
Excelsior, Minnesota 55331

Re:	KMG America Corporation
	Amendment No. 3 to Registration Statement on Form S-1
      filed November 5, 2004
	File Number 333-117911

Dear Mr. Kuk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us your analysis of why the promissory notes that will be issued to the shareholders of Kanawha do not need to be registered under the Securities Act of 1933.

Risk Factors

"We may require additional capital in the future . . . ." pages
18-19

2. We note your statement that, "The subordinated promissory note we will issue in connection with the acquisition of Kanawha will restrict our ability to incur additional debt." Please revise to briefly describe these restrictions.

*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Whitnie Story at (202) 824-5385 or Lisa Vanjoske (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia
Barros at (202) 824-5304 or Dan Greenspan at (202) 942-2974 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Daniel M. LeBey, Esq.
Melvin E. Tull, III
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 E. Byrd Street
Richmond, Virginia 23219-4074

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